UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2008
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☑ Form 20-F    ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STROM LIMITED ACN O64 270 006
Update on Convertible Note proposal
Brisbane, Australia — 23 June 2008 — Metal Storm Limited (ASX Trading Code: MST, NASDAQ Ticker symbol: MTSX)
Metal Storm Limited today announced that it has signed a Heads of Agreement with Harmony Investment Fund Limited (Harmony) in relation to implementation of the convertible note proposal which was previously announced on 19 May 2008.
Under the Heads of Agreement, Metal Storm has agreed to:
1	propose the extension of the maturity date of its listed convertible notes (ASX code: MSTG, POMSoX code: MSTG) (Existing Notes) from 1 September 2009 to 1 September 2010;
2	offer A$6 million of new convertible notes (New Notes) by way of a rights issue to Existing Note holders, to be partially underwritten by Harmony or its associates or nominees.

Harmony has agreed the form of an underwriting agreement, under which it will:
•	subscribe for up to A$3 million in respect of New Notes offered to it under the rights issue; or

•	to the extent that it subscribes for less than A$3 million in New Notes under the rights issue, to underwrite the balance.
In total, the underwriting agreement requires Harmony to subscribe, or to procure subscriptions as underwriter, for A$3 million under the rights issue. This is in addition to any amounts subscribed for by persons other than Harmony. For example, if Harmony subscribes for A$2 million of its entitlement under the rights issue, and other persons take up A$1 million of their entitlements, Harmony will be obliged, as underwriter, to subscribe or procure subscriptions for a further A$1 million. In that example, the total amount received by Metal Storm in relation to the rights issue would be A$4 million.
If Harmony’s entitlement is more than $3 million, it may (but is not obliged to) subscribe for more than A$3 million of New Notes.

Further details of the underwriting agreement, including the termination events will be contained in the prospectus; and

3	offer up to A$3 million of New Notes by way of a placement to Harmony or its associates or nominees.

If Harmony elects to subscribe for more than A$3 million of New Notes under the rights issue, the placement will be reduced by the difference.
Metal Storm will also grant Harmony a total of 65 million options, exercisable for 5 years at A$0.06 per option, as a fee for agreeing to underwrite or subscribe for New Notes under the rights issue, and for the placement of New Notes.
Some of the obligations of Metal Storm and Harmony are subject to the satisfaction of several conditions, including Existing Note holder and shareholder approval. The key conditions and the obligations to which they relate are set out in Schedule 1.
The Metal Storm Board see the convertible note proposal as one of a number of steps necessary to reorganise the capital structure of the Company over the next six months or so.
The funds raised by the rights issue will be used:
•	for working capital;
•	to pay additional interest on the Existing Notes for the extended period; and
•	to pay interest on the New Notes;

Further details of the proposed use of funds will be contained in the prospectus that will be issued by Metal Storm in relation to issue of the New Notes.
The rights issue will be a renounceable offer in such ratio as is necessary to raise approximately A$6 million. A prospectus will be made available when the New Notes are offered to Existing Note holders. Existing Note holders who want to acquire the New Notes will need to complete the application form that will be in or will accompany the prospectus.
Metal Storm expects that the prospectus and the explanatory material for the Existing Note holder and shareholder meetings will be dispatched in August 2008.
Schedule 1 — Conditions
The following obligations of Metal Storm and Harmony are subject to and conditional upon:
(a)	For Metal Storm’s obligation to lodge the prospectus:
(i)	Metal Storm finalising and dispatching the notices of meeting and associated explanatory materials for the necessary Existing Note holder and shareholder approvals; and

(ii)	Harmony executing the underwriting agreement.
(b)	For Harmony’s obligation to execute the underwriting agreement:
(i)	Harmony completing the sale of Existing Notes to raise a total of A$10 million in two tranches of A$5 million each (Tranche 1 and Tranche 2);

(ii)	Metal Storm dispatching the notices of meeting and associated explanatory materials for the necessary Existing Note holder and shareholder approvals, conducting a suitable due diligence program for the prospectus and preparing the prospectus;

(iii)	there being no adverse material change (or development involving a prospective change) in the prospects, operations or financial position, performance or condition of Metal Storm or any other event or change of circumstances which, in the opinion of Harmony (acting reasonably), would be likely to have a material adverse effect on the amount of any shortfall in subscriptions for New Notes; and

(iv)	there being no change (or development involving a prospective change) occurring or having occurred in the business of Metal Storm and in the manner in which it carries on its day to day business including but not limited to the disposal of any assets or the assumption, or incurring of, any material liabilities (whether contingent or otherwise) which, in the opinion of Harmony (acting reasonably), would be likely to have a material adverse effect on the amount of any shortfall in subscriptions for New Notes.
(c)	For Harmony’s obligation to subscribe for New Notes under the placement:
(i)	Harmony completing the sale of Existing Notes to raise a further A$5 million (Tranche 3);

(ii)	the New Notes being issued under the prospectus;

(iii)	the number of New Notes to be issued under the placement being greater than zero; and

(iv)	no event occurring after completion of Harmony’s obligations under the underwriting agreement which would have entitled Harmony to terminate the underwriting agreement, had it occurred prior to the completion of Harmony’s obligations under the underwriting agreement.
In addition, the rights issue (and therefore the placement) will be subject to and conditional upon each of the necessary Existing Note holder and shareholder approvals being obtained and no New Notes will be issued under the prospectus unless and until they are obtained.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Peter Wetzig — Company Secretary, Metal Storm Limited — Ph: +61 (0) 7 3123 4700

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia. Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: June 23, 2008	By:	/s/ Peter Wetzig

	Name:	Peter Wetzig
	Title:	Company Secretary